DAWSON JAMES SECURITIES INC.

101 North Federal Highway

Suite 600

Boca Raton, Fl 33432

June 26, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Lauren Hamill, Division of Corporation Finance

Re:	Oragenics, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-288225
Request for Acceleration

Dear Ms. Hamill:

Dawson James Securities Inc., the placement agent in the offering contemplated in the Registration Statement referenced above, hereby requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, that the effective date of the above referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on June 30, 2025 or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please confirm that event with Julio Esquivel, of Shumaker, Loop & Kendrick, LLP, at (813) 227-2325.

Very truly yours,

DAWSON JAMES SECURITIES INC.

By:	/s/ Robert D. Keyser, Jr.
Name:	Robert D. Keyser, Jr.
Title:	Chief Executive Officer